UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2015

Commission File Number: 1-1927

THE GOODYEAR TIRE & RUBBER COMPANY

SAVINGS PLAN FOR RETAIL EMPLOYEES

(Full title of the Plan)

THE GOODYEAR TIRE & RUBBER COMPANY

(Name of Issuer of the Securities)

200 Innovation Way

Akron, Ohio 44316-0001

(Address of Issuer’s Principal Executive Office)

THE GOODYEAR TIRE & RUBBER COMPANY

SAVINGS PLAN FOR RETAIL EMPLOYEES

ITEM 1.	Not applicable.

ITEM 2.	Not applicable.

ITEM 3.	Not applicable.

ITEM 4.	FINANCIAL STATEMENTS OF THE PLAN

The Financial Statements of The Goodyear Tire & Rubber Company Savings Plan for Retail Employees (the “Plan”) as of December 31, 2015 and 2014 and for the fiscal year ended December 31, 2015, together with the report of Bober, Markey, Fedorovich & Company, independent registered public accounting firm, are attached to this Annual Report on Form 11-K as Annex A, and are by specific reference incorporated herein and filed as a part hereof. The Financial Statements and the Notes thereto are presented in lieu of the financial statements required by Items 1, 2 and 3 of Form 11-K. The Plan is subject to the requirements of the Employee Retirement Income Security Act of 1974 (ERISA).

EXHIBITS.

EXHIBIT 23.1	Consent of Bober, Markey, Fedorovich & Company, independent registered public accounting firm.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this Annual Report to be signed by the undersigned thereunto duly authorized.

THE GOODYEAR TIRE & RUBBER COMPANY

Plan Administrator of THE GOODYEAR TIRE & RUBBER COMPANY SAVINGS PLAN FOR RETAIL EMPLOYEES
June 8, 2016

	By:	/s/ Evan M. Scocos
Evan M. Scocos, Vice President and Controller

ANNEX A TO FORM 11-K

THE GOODYEAR TIRE & RUBBER COMPANY

SAVINGS PLAN

FOR RETAIL EMPLOYEES

FINANCIAL STATEMENTS AND

SUPPLEMENTAL INFORMATION

December 31, 2015 and 2014

THE GOODYEAR TIRE & RUBBER COMPANY

SAVINGS PLAN

FOR RETAIL EMPLOYEES

Note: Certain schedules required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because of the absence of the conditions under which they are required.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Administrator of

The Goodyear Tire & Rubber Company Savings Plan for

Retail Employees

Akron, Ohio

We have audited the accompanying statements of net assets available for benefits of The Goodyear Tire & Rubber Company Savings Plan for Retail Employees (the “Plan”) as of December 31, 2015 and 2014, and the related statement of changes in net assets available for benefits for the year ended December 31, 2015. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2015 and 2014, and the changes in net assets available for benefits for the year ended December 31, 2015, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 1 to the financial statements, the Plan has elected to apply the early adoption provisions of Financial Accounting Standards Board Accounting Standards Update 2015-07, Disclosures for Investments in Certain Entities that Calculate Net Asset Value per Share (or Its Equivalent) and Accounting Standards Update 2015-12, Plan Accounting: (Part I) Fully Benefit-Responsive Investment Contracts and (Part II) Plan Investment Disclosures – consensuses of the Emerging Issues Task Force. Our opinion is not modified with respect to that matter.

The supplemental information in the accompanying schedule of assets (held at end of year) as of December 31, 2015 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but includes supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedule is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ BOBER, MARKEY, FEDOROVICH & COMPANY

Akron, Ohio

May 31, 2016

THE GOODYEAR TIRE & RUBBER COMPANY

SAVINGS PLAN

FOR RETAIL EMPLOYEES

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

December 31, 2015 and 2014

(Dollars in Thousands)	2015	2014
Plan’s Interest in Commingled Trust at Fair Value	$99,522	$102,934
Plan’s Interest in Commingled Trust at Contract Value	34,675	35,304
Notes Receivable from Participants	4,943	4,936
Contribution Receivable - Employer	2	—

Net Assets Available for Benefits	$139,142	$143,174

The accompanying notes are an integral part of these financial statements.

THE GOODYEAR TIRE & RUBBER COMPANY

SAVINGS PLAN

FOR RETAIL EMPLOYEES

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

For the Year Ended December 31, 2015

(Dollars in Thousands)
Contributions:
Employee	$5,138
Employer	2,355

Total Contributions	7,493

Deductions:
Benefits Paid to Participants or Their Beneficiaries	13,285

Total Deductions	13,285

Interest From Notes Receivable from Participants	186

Net Investment Gain from Plan’s Interest in Commingled Trust	1,656

Net Transfers to Other Plans	(82)

Net Decrease in Net Assets Available for Benefits During the Year	(4,032)

Net Assets Available for Benefits at Beginning of Year	143,174

Net Assets Available for Benefits at End of Year	$139,142

The accompanying notes are an integral part of these financial statements.

THE GOODYEAR TIRE & RUBBER COMPANY

SAVINGS PLAN

FOR RETAIL EMPLOYEES

NOTES TO FINANCIAL STATEMENTS

December 31, 2015 and 2014

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The accounts of The Goodyear Tire & Rubber Company Savings Plan for Retail Employees (the “Plan”) are maintained on the accrual basis of accounting and in accordance with The Northern Trust Company (the “Trustee”) Trust Agreement.

Investments held by a defined contribution plan are required to be reported at fair value, except for fully benefit-responsive investment contracts (See Note 8). Contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants normally would receive if they initiate permitted transactions under the terms of the plan.

Plan Year

The Plan Year is a calendar year.

Trust Assets

Certain savings plans sponsored by The Goodyear Tire & Rubber Company and certain subsidiaries (the “Company” or “Goodyear”) maintain their assets in a master trust entitled The Goodyear Tire & Rubber Company Commingled Trust (the “Commingled Trust”) administered by the Trustee. The Company sponsors three savings plans that participate in the Commingled Trust. The Plan’s undivided interest in the Commingled Trust is presented in the accompanying financial statements in accordance with the allocation made by the Trustee.

Recordkeeper

Empower Retirement, the retirement services business of Great-West Financial, is the recordkeeper of the Plan.

Investment Valuation and Income Recognition

The investments of the Plan are reported at fair value, except for fully benefit-responsive investment contracts, which are reported at contract value (See Note 8). The fair value of investments held by the Commingled Trust is the price that would be received to sell an asset in an orderly transaction between market participants at the measurement date (See Note 7). The value of the Plan’s interest in the Commingled Trust is based on the beginning of the year value in the Commingled Trust plus actual contributions and allocated investment income (loss) less actual distributions and allocated administrative expenses. Investment income (loss) and investment expenses relating to the Commingled Trust are allocated on a daily basis to the Plan based on the Plan’s value in each applicable fund within the Commingled Trust.

THE GOODYEAR TIRE & RUBBER COMPANY

SAVINGS PLAN

FOR RETAIL EMPLOYEES

NOTES TO FINANCIAL STATEMENTS

December 31, 2015 and 2014

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) includes the Commingled Trust’s gains and losses on investments bought, sold and held during the year.

Notes Receivable from Participants

The Plan allows notes from participants in accordance with the Plan document. These notes are reported at the unpaid principal balance plus accrued interest. Notes are deemed distributions by the Plan when they are determined to be in default.

Concentration of Credit Risk

The Stable Value Fund of the Commingled Trust invests part of the fund in investment contracts of financial institutions with strong credit ratings and has established guidelines relative to diversification and maturities that are intended to maintain safety and liquidity (See Note 8).

The Goodyear Stock Fund invests in the common stock of Goodyear. Significant changes in the price of Goodyear Stock can result in significant changes in the Net Assets Available for Benefits.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the basic financial statements and related notes to financial statements. Changes in such estimates may affect amounts reported in future years.

Risk and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risk. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

Recently Adopted Accounting Standards

In July 2015, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2015-12 that (Part I) designates contract value as the only required measure for fully benefit-responsive investment contracts, (Part II) eliminates disclosure of net appreciation or depreciation for investments by general type and allows for it to be presented in the aggregate, and (Part III) provides for a measurement-date practical expedient. ASU 2015-12 is effective for fiscal years beginning after December 15, 2015, with early adoption permitted. The Plan adopted ASU 2015-12 Part I and Part II effective January 1, 2015 and applied it retrospectively to the 2014 financial statements. Part III is not applicable to the Plan.

THE GOODYEAR TIRE & RUBBER COMPANY

SAVINGS PLAN

FOR RETAIL EMPLOYEES

NOTES TO FINANCIAL STATEMENTS

December 31, 2015 and 2014

In May 2015, the FASB issued ASU 2015-07 which removes the requirement to include investments in the fair value hierarchy for which fair value is measured using the net asset value per share practical expedient. ASU 2015-07 is effective for fiscal years beginning after December 15, 2015, with early adoption permitted. The Plan adopted ASU 2015-07 effective December 31, 2015 and applied it retrospectively to the 2014 financial statements.

The adoption of ASU 2015-12 and 2015-07 modified certain disclosures in the notes to the financial statements, but did not impact the Plan’s Net Assets Available for Benefits.

Reclassification

For comparability, certain amounts in the 2014 financial statements have been reclassified to conform to the 2015 financial statement presentation.

Subsequent Events

The Plan has evaluated subsequent events through the date of issuance of the financial statements. There were no subsequent events which required recognition or disclosure in the financial statements.

NOTE 2 - GENERAL DESCRIPTION AND OPERATION OF THE PLAN

Inception

The Plan is a defined contribution plan, subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), and became effective April 1, 2007.

Eligibility

Salaried employees who work at a retail store location and are not covered by a collective bargaining agreement become eligible to participate in the Plan after completing one year of continuous service with the Company.

Vesting

Employee contributions are fully vested. Employer contributions vest after the participant has completed two years of continuous service with the Company.

THE GOODYEAR TIRE & RUBBER COMPANY

SAVINGS PLAN

FOR RETAIL EMPLOYEES

NOTES TO FINANCIAL STATEMENTS

December 31, 2015 and 2014

Contributions

Eligible employees may elect to contribute from 1% to 50% of earnings, including wages, certain bonuses, commissions, overtime and vacation pay into the Plan, subject to certain limitations under the Internal Revenue Code. In addition, the Plan permits catch-up contributions by participants who have attained age 50 by December 31 of each year. Participating employees may elect to have their contributions invested in any of the funds available for employees at the time of their contributions. The Company calculates and deducts employee contributions from gross earnings each pay period based on the percent elected by the employee. Employees may change their contribution percent, including suspending contributions, at any time. The change will become effective as soon as administratively possible after it is submitted.

The Plan has been established under Section 401 of the Internal Revenue Code. Therefore, employee (except for Roth 401(k) contributions) and employer contributions to the Plan are not subject to Federal income withholding tax, but are taxable when withdrawn from the Plan.

All participants are entitled to elect their employee contribution to be on a pre-tax basis or as a Roth 401(k) contribution, subject to certain limitations under the Internal Revenue Code.

Participants receive Company matching contributions equal to 50% of the first 4% of compensation contributed by the participant through elective deferrals to the Plan. In addition, the Company provides Retirement Contributions to the Plan for employees older than forty years of age, at percentages ranging from 1% to 2%, dependent on age. However, participants must be hired before January 1, 2005, participated in a Company defined benefit pension plan, and participating in the Plan during the contribution period in order to be eligible to receive the Company Retirement Contribution. The employee can elect to invest these contributions in any of the investment options available for employee contributions. Participants may not elect to contribute more than 10% of Company Retirement Contributions to the Goodyear Stock Fund.

Participants may transfer amounts attributable to employee or employer contributions from one fund to the other on a daily basis subject to compliance with applicable trading policies of the Plan. Participants may not hold more than 10% of the account balance related to Company Retirement Contributions immediately after a transfer of funds into an investment in the Goodyear Stock Fund.

Participant Accounts

A variety of funds have been established for each participant in the Plan. All fund accounts are valued by the Trustee at the close of business following each business day.

THE GOODYEAR TIRE & RUBBER COMPANY

SAVINGS PLAN

FOR RETAIL EMPLOYEES

NOTES TO FINANCIAL STATEMENTS

December 31, 2015 and 2014

Interest and dividends (in funds other than the Goodyear Stock Fund) are automatically reinvested in each participant’s respective accounts and reflected in the unit value of the fund which affects the value of the participants’ accounts.

Under the Employee Stock Ownership Plan (the “ESOP”), participants may elect to receive cash dividends on the Goodyear stock held in their employer match account. Such election results in a distribution to the participant. For the year ended December 31, 2015 total dividends paid on the Goodyear stock held was $86,303.

Plan Withdrawals and Distributions

Participants may take in-service distributions of vested amounts from their accounts if they:

•	Attain the age of 59 1⁄2, or

•	Qualify for a financial hardship.

The Internal Revenue Service (“IRS”) issued guidelines governing financial hardship. Under the IRS guidelines, withdrawals are permitted for severe financial hardship. Employee contributions to the Plan are automatically suspended for 6 months subsequent to a financial hardship withdrawal.

Participant vested amounts are eligible to be paid upon retirement, death or other termination of employment.

All withdrawals and distributions are valued as of the end of the day they are processed, and may be subject to income tax upon receipt. Any non-vested Company contributions are forfeited and applied to reduce plan expenses and future contributions by the Company. As of December 31, 2015 and 2014, the Plan had forfeiture credits of $4,572 and $5,298 respectively.

Notes Receivable from Participants

Eligible employees may borrow money from their participant accounts. The minimum amount to be borrowed is $1,000. The maximum amount to be borrowed is the lesser of $50,000 reduced by the highest outstanding balance of any notes during the preceding twelve month period, or 50% of the participant’s vested account balance. Participants may have up to two notes outstanding at any time. The interest rate charged is a fixed rate established at the time of the application based on prime plus one percent (4.25% at December 31, 2015 and 2014).

Repayments, with interest, are made through payroll deductions. If a note is not repaid when due, the outstanding balance is treated as a taxable distribution from the Plan.

THE GOODYEAR TIRE & RUBBER COMPANY

SAVINGS PLAN

FOR RETAIL EMPLOYEES

NOTES TO FINANCIAL STATEMENTS

December 31, 2015 and 2014

Rollovers

Employees, Plan participants, or former Plan participants may transfer eligible cash distributions from any other employer sponsored plan qualified under Section 401 of the Internal Revenue Code into the Plan by a direct transfer from such other plan.

Expenses

Expenses of administering the Plan were paid partly by the Company and partly by the Commingled Trust. The payment of Trustee’s fees and brokerage commissions associated with the Company Stock Fund are paid by the Company. Expenses related to the asset management of the investment funds and the independent fiduciary of the Goodyear Stock Fund are paid from such funds which reduce the investment return reported and credited to participant accounts. Recordkeeping fees are paid from funds in which a participant invests.

The Professional Management Program offered by Advised Assets Group, LLC., an affiliate of Great-West Financial, is available to all participants. This program provides personalized portfolio management for participants who wish to delegate their investment decisions about fund choices within the Plan to a professional manager. Participation in the program is paid solely by enrolled participants. The expenses reduce the investment return reported and credited to enrolled participant accounts.

Termination Provisions

The Company anticipates and believes that the Plan will continue without interruption, but reserves the right to discontinue the Plan. In the event of termination, the obligation of the Company to make further contributions ceases. All participants’ accounts would then be fully vested with respect to Company contributions.

NOTE 3 - RELATED PARTY TRANSACTIONS

An affiliate of the Trustee serves as the fund manager of the S&P 500 Index Stock Equity Fund.

The Goodyear Stock Fund is designed for investment in common stock of the Company, except for short-term investments needed for Plan operations. During 2015, the price per share of Goodyear common stock on The NASDAQ Stock Market ranged from $23.74 to $35.30. The closing price per share of Goodyear common stock on The NASDAQ Stock Market was $32.67 at December 31, 2015 ($28.57 at December 31, 2014). The common stock of Goodyear and a Short-Term Investments Fund are the current investments of this fund. The portion of this fund related to employer matching contributions is designated as an ESOP.

THE GOODYEAR TIRE & RUBBER COMPANY

SAVINGS PLAN

FOR RETAIL EMPLOYEES

NOTES TO FINANCIAL STATEMENTS

December 31, 2015 and 2014

NOTE 4 - TAX STATUS OF PLAN

The IRS has determined and informed the Company by a letter dated October 23, 2014 that the Plan is qualified and the trust established for the Plan is exempt from Federal Income Tax under the appropriate Sections of the Internal Revenue Code. A new request for a determination letter on the qualified status of the Plan was submitted to the IRS on January 29, 2016. The Company and Plan’s tax counsel believe the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

NOTE 5 - RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2015 and 2014 to the Form 5500:

(Dollars in Thousands)	2015	2014
Net Assets Available for Benefits per the Financial Statements	$139,142	$143,174
Amount for Adjustment from Contract Value to Fair Value for Fully Benefit-Responsive Investment Contracts	735	1,155

Net Assets Available for Benefits per the Form 5500	$139,877	$144,329

The following is a reconciliation of net investment gain from the Plan’s interest in the Commingled Trust per the financial statements for the year ended December 31, 2015 to the Form 5500:

(Dollars in Thousands)
Net Investment Gain from Plan’s Interest in Commingled Trust per the Financial Statements	$1,656
Impact of Reflecting Fully Benefit-Responsive Investment Contracts at Fair Value	(420)

Net Investment Gain from Plan’s Interest in Commingled Trust per the Form 5500	$1,236

Fully benefit-responsive investment contracts are recorded at fair value on the Form 5500.

THE GOODYEAR TIRE & RUBBER COMPANY

SAVINGS PLAN

FOR RETAIL EMPLOYEES

NOTES TO FINANCIAL STATEMENTS

December 31, 2015 and 2014

NOTE 6 - FINANCIAL DATA OF THE COMMINGLED TRUST

All of the Plan’s investments are in the Commingled Trust, which was established for the investment of Plan assets. Each participating plan has an undivided interest in the Commingled Trust. At December 31, 2015 and 2014, the Plan’s interest in the net assets of the Commingled Trust was approximately 5.9% and 6.1%, respectively.

THE GOODYEAR TIRE & RUBBER COMPANY

SAVINGS PLAN

FOR RETAIL EMPLOYEES

NOTES TO FINANCIAL STATEMENTS

December 31, 2015 and 2014

The Statements of Net Assets Available for Benefits of the Commingled Trust are as follows:

	December 31,
(Dollars in Thousands)	2015	2014
Investments:
Investments at Fair Value:
Common Collective Trusts
JP Morgan Value Opportunities Fund	$38,294	$41,314
NTGI-QM Daily S&P 500 Equity Index Fund	410,364	426,285
JPMCB ACWI Ex US Fund	153,315	157,341
Victory Cap Collective Trust Large Cap Growth Fund	60,341	54,946
Vanguard Fiduciary Trust Target Retirement Income Fund	22,489	21,721
Vanguard Fiduciary Trust Target Retirement 2015 Fund	57,639	60,509
Vanguard Fiduciary Trust Target Retirement 2025 Fund	196,639	185,709
Vanguard Fiduciary Trust Target Retirement 2035 Fund	121,179	109,050
Vanguard Fiduciary Trust Target Retirement 2045 Fund	114,781	107,518
Vanguard Fiduciary Trust Target Retirement 2055 Fund	9,940	4,373
Western Asset Core Plus Bond Fund, Class 1	96,498	94,495
Short-Term Investments	33,916	40,173

Mutual Funds
Eagle Small Capitalization Growth Fund, Class R6	74,796	78,090
RS Partners Small Capitalization Value Fund, Class Y	18,309	23,360

Charles Schwab Self Directed Account - Mutual Funds	51,742	44,536
Common Stock of The Goodyear Tire & Rubber Company	124,270	136,066

Total Investments at Fair Value	1,584,512	1,585,486

Investments at Contract Value:
Investment Contracts (See Note 8)	685,023	694,930

Total Investments	2,269,535	2,280,416

Receivables:
Pending Trades	—	1,017
Accrued Interest and Dividends	6	1

Total Receivables	6	1,018

Total Assets	2,269,541	2,281,434

Liabilities:
Administrative Expenses Payable	(1,952)	(2,917)
Pending Sales	(5,092)	(3,873)

Total Liabilities	(7,044)	(6,790)

Net Assets Available for Benefits	$2,262,497	$2,274,644

THE GOODYEAR TIRE & RUBBER COMPANY

SAVINGS PLAN

FOR RETAIL EMPLOYEES

NOTES TO FINANCIAL STATEMENTS

December 31, 2015 and 2014

Net investment gain for the Commingled Trust is as follows:

(Dollars in Thousands)	Year Ended December 31, 2015
Net Appreciation in Fair Value of Investments	$10,456
Interest and Dividends	15,842

Investment Gain	26,298
Administrative Expenses	(4,249)

Net Investment Gain	$22,049

NOTE 7 - FAIR VALUE MEASUREMENTS

Assets and liabilities measured at fair value are classified using the following hierarchy, which is based upon the transparency of inputs to the valuation as of the measurement date:

•	Level 1 – Valuation is based upon quoted prices (unadjusted) for identical assets or liabilities in active markets.

•	Level 2 – Valuation is based upon quoted prices for similar assets and liabilities in active markets, or other inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

•	Level 3 – Valuation is based upon other unobservable inputs that are significant to the fair value measurement.

THE GOODYEAR TIRE & RUBBER COMPANY

SAVINGS PLAN

FOR RETAIL EMPLOYEES

NOTES TO FINANCIAL STATEMENTS

December 31, 2015 and 2014

The Commingled Trust’s assets measured at fair value on a recurring basis are as follows:

	December 31, 2015
(Dollars in Thousands)	Level 1	Level 2	Level 3	Total
Mutual Funds	$144,847	$—	$—	$144,847
Common Stock	124,270	—	—	124,270

Total Assets in the Fair Value Hierarchy	$269,117	$—	$—	269,117

Investments Measured at Net Asset Value:
Common Collective Trusts				1,315,395

Total Investments at Fair Value				$1,584,512

	December 31, 2014
	Level 1	Level 2	Level 3	Total
Mutual Funds	$145,986	$—	$—	$145,986
Common Stock	136,066	—	—	136,066

Total Assets in the Fair Value Hierarchy	$282,052	$—	$—	282,052

Investments Measured at Net Asset Value:
Common Collective Trusts				1,303,434

Total Investments at Fair Value				$1,585,486

The classification of fair value measurements within the hierarchy is based upon the lowest level of input that is significant to the measurement. Investments that were measured at net asset value (“NAV”) per share are not classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to total investments at fair value of the Commingled Trust. Valuation methodologies used for assets measured at fair value are as follows:

Common Stock: Valued at the year-end closing price reported on the active market on which the individual securities are traded.

Mutual Funds: Valued at the NAV of shares held by the Commingled Trust at year end, as determined by the closing price reported on the active market on which the individual securities are traded.

THE GOODYEAR TIRE & RUBBER COMPANY

SAVINGS PLAN

FOR RETAIL EMPLOYEES

NOTES TO FINANCIAL STATEMENTS

December 31, 2015 and 2014

Common collective trusts: Valued at the NAV of units held by the Commingled Trust at year end. The NAV, as provided by the trustee of each common collective trust fund, is used as a practical expedient to estimate fair value. The NAV is based on the fair value of the underlying investments held by each fund less its liabilities. This practical expedient would not be used when it is determined to be probable that the fund will sell the investment for an amount different than the reported NAV. Participant transactions (purchases and sales) may occur daily. If the plan were to initiate a full redemption of any common collective trust, each investment advisor reserves the right to temporarily delay withdrawal to ensure that securities liquidation will be carried out in an orderly business manner. The common collective trust funds had a fair value of approximately $1,315,395,000 and $1,303,434,000 as of December 31, 2015 and 2014, respectively, with no unfunded commitments, daily pricing frequency, and full redemption notice periods that extend no greater than 30 days.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

NOTE 8 - INVESTMENT CONTRACTS

One investment fund available under the Commingled Trust is the Stable Value Fund, which has entered into benefit-responsive guaranteed investment contracts and wrapper contracts with various financial institutions. The Stable Value Fund is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The value of the Commingled Trust’s investment in the Stable Value Fund was $685,023,000 and $694,930,000 as of December 31, 2015 and 2014, respectively.

As described in Note 1, because the guaranteed investment contracts held by the Commingled Trust are fully benefit-responsive, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to the guaranteed investment contracts. Contract value, as reported to the Commingled Trust by the manager of the Stable Value Fund, represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. There are no reserves against contract value for credit risk of the contract issuers or otherwise. The crediting interest rate is based on a formula agreed upon individually with the issuers.

THE GOODYEAR TIRE & RUBBER COMPANY

SAVINGS PLAN

FOR RETAIL EMPLOYEES

NOTES TO FINANCIAL STATEMENTS

December 31, 2015 and 2014

The Stable Value Fund has purchased wrapper contracts from the financial institutions. The wrapper contracts amortize the realized and unrealized gains and losses on the underlying fixed income investments, typically over the duration of the investments, through adjustments to the future interest crediting rate (which is the rate earned by participants in the fund for underlying investments). The issuers of the wrapper contracts provide assurance that the adjustments to the interest crediting rate do not result in a future interest crediting rate that is less than zero.

Certain events limit the ability of the Plan to transact at contract value with the issuer. These events include termination of the Plan, a material adverse change to the provisions of the Plan, if the Commingled Trust elects to withdraw from a wrapper contract in order to switch to a different investment provider, or if the terms of a successor plan (in the event of the spin-off or sale of a division) do not meet the wrapper contract issuer’s underwriting criteria for issuance of a clone wrapper contract. The events described above that could result in the payment of benefits at market value rather than contract value are not probable of occurring in the foreseeable future.

The wrapper contracts do not permit the issuers to terminate the contracts unless the Plan loses its qualified status, has incurred material breaches of responsibilities, or material and adverse changes occur to the provisions of the Plan.

THE GOODYEAR TIRE & RUBBER COMPANY

SAVINGS PLAN

FOR RETAIL EMPLOYEES

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2015

Employer Identification Number: 34-0253240, Plan Number: 013

(a)	(b)	(c)	(d)	(e)
	Identity of issue, borrower lessor or similar party	Description of investment including maturity date, rate of interest, collateral par, or maturity value	Cost	Current Value
*	Notes Receivable from Participants	4.25% - 10.50%	$—	$4,942,620

Note: This schedule excludes the Plan’s interest in the Commingled Trust, which is not required to be reported on the schedule pursuant to the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.

*	Represents a party-in-interest to the Plan, as defined by ERISA.